Exhibit 1

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
Sydney NSW 2000 Australia
Telephone: (02) 8253 0390
Facsimile: (02) 9226 1288

4 May 2006

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY   NSW  2000

Dear Sir/Madam

Westpac Banking Corporation
2006 Interim Ordinary Dividend — Payment Date and Record Date

The Board of Westpac Banking Corporation has determined to pay an interim ordinary dividend for the year ended 31 March 2006 of 56 cents per fully paid ordinary share in Australian currency on 3 July 2006.

This dividend will be a dividend franked to the extent of 100%.

The dividend will be paid to all Westpac Banking Corporation shareholders who are registered on the share register as at the record date of 5.00 pm on 7 June 2006 (5.00 pm on 6 June 2006 in New York).

Yours sincerely

Anna O’Connell
Head of Group Secretariat